United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Albertsons Companies, Inc.

Name of persons relying on exemption: Katie Carter, Presbyterian Church (U.S.A.)

Address of persons relying on exemption: 100 Witherspoon St., Louisville, KY 40202

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The Presbyterian Church (U.S.A.) does not beneficially own more than $5 million in Albertsons Companies, Inc. stock. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders in Albertsons Companies, Inc.
RE:	Proposal No. 6 on 2025 Proxy Ballot
DATE:	June 23, 2025

CONTACT: Katie Carter, Presbyterian Church (U.S.A.) at Katie.Carter@pcusa.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Presbyterian Church (U.S.A.) is not able to vote your proxies, nor does this communication contemplate such an event. Presbyterian Church (U.S.A.) urges shareholders to vote for Proposal No. 6, following the instructions provided on management's proxy mailing.

Presbyterian Church (U.S.A.) (proponent) urges shareholders to vote YES on Proposal No. 6 on the 2025 proxy ballot of Albertsons Companies, Inc. (“Albertsons” or the “Company”). The resolved clause states:

Shareholders request the Board issue a public report, omitting confidential information and at reasonable expense, detailing any known costs to the company caused by state policies severely restricting reproductive rights or access to reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

The full text of the Proposal is appended to this document.

Summary of Rationale for a YES Vote

A. Company was unresponsive to repeated attempts at dialogue.

B. State laws restricting abortion pose broad risks for Albertsons. The current patchwork of state laws concerning access to reproductive health care poses legal, reputational, brand, and financial risk to Albertson, which has many outlets in states with highly restrictive access to abortion care.

C. Clear and transparent policies are necessary to secure investor confidence in the Company’s ability to meet consumer demand for reproductive health care products, safeguard consumer privacy, provide comprehensive reproductive health care insurance and benefits to its employees, and attract and retain top talent regardless of geography.

D. Contrary to the Company’s assertions in its statement of opposition to this proposal, complying with the requested report is neither overly broad nor burdensome.

A. Company was unresponsive to repeated attempts at dialogue.

The Proponent reached out to the company twice in fall 2024, seeking to have a conversation on the issues outlined in the proposal. Receiving no response, proponents filed the shareholder proposal and still did not hear from the company.

B. State laws restricting abortion pose broad risks for Albertsons.

1.	Workforce harms and risks to employee health and wellbeing, recruitment, and retention

As an employer, Albertsons has a large national footprint, with 2,270 stores in 34 states and the District of Columbia, 285,000 employees in the U.S., and 1,728 retail pharmacy outlets, according to its most recent 10-K.

Many states have passed laws significantly restricting abortion access, and 13 states now ban most abortions (https://reproductiverights.org/maps/abortion-laws-by-state/). Other states have enacted legislation that protects these rights. By our calculation, about one-quarter of Albertsons stores are located in states where reproductive rights are severely limited.

Albertsons’ female employees and employees’ family members may face challenges accessing reproductive health care, including abortion services. In states that have outlawed abortion, Albertsons may find it more difficult to recruit talent (https://dontbanequality.com/workforce-economic-impact). Accessing mifepristone would particularly benefit the Company’s employees and customers in those states.

The comprehensiveness of Albertson’s reproductive healthcare coverage is unclear. In its statement of opposition to this Proposal, Albertsons states that it “does not decide which treatments and procedures are medically necessary; rather, these decisions are made by our associates, their healthcare providers and the insurance companies administering the plan.” This does not clarify whether employee’s insurance plans cover all forms of contraception and all abortions, or travel costs to obtain healthcare that cannot be accessed locally.

Employers, as well as employees, bear the cost of restricted access to reproductive health care. Women who cannot access abortion are three times more likely to leave the workforce than women who are able to access abortion when needed, and four times as likely to slip into poverty (https://bit.ly/37qrmMw). The Institute for Women’s Policy Research estimates state abortion restrictions may annually keep nearly 597,000 women aged 15 to 44 out of the workforce (https://bit.ly/3SQRp4n).

Surveys attest to the negative impact of abortion restrictions on recruitment and workforce mobility. Workers would prefer to live in a state where abortion is accessible, and this is especially true for younger adults (https://bit.ly/3He7zSd and https://bit.ly/4kNmK3b). A 2022 Harris Poll also found that in the wake of the Dobbs decision, 69% of employees aged 18 to 34 want more clarity and transparency about their organization’s policies and benefits for reproductive health care (https://bit.ly/3OqENNL).

2.	Risk to market share

Mifepristone, when prescribed in combination with misoprostol, is a widely used abortifacient, accounting for 63% of all abortions in the U.S. (https://bit.ly/3VitXNC). Since January 2023, pharmaceutical retailers have been able to apply for federal certification to sell mifepristone to customers (https://tinyurl.com/yvct9j7s). In March 2024, CVS and Walgreens announced their intent to begin distributing mifepristone in retail stores (https://nyti.ms/4c7iZla).

Albertsons has not commented publicly on whether it will dispense mifepristone, even though it has been pressed to clarify its intentions by the House Ways and Means Committee and New York City Comptroller Brad Lander (https://bit.ly/3Fycr3R and https://bit.ly/3ZG5rsx).

Investors should know if Albertsons has applied for pharmacy certification from the federal Risk Evaluation and Mitigation Strategies (“REMS”) Program or, if it does not intend to do so, how it has assessed the reputational and market consequences for selectively discriminating against a commonly prescribed and legal medication. Medication abortions accounted for 63% of all abortions in the U.S. in 2023 (https://bit.ly/447xALM).

3.	Data privacy risk

Data sharing with law enforcement. Law enforcement in abortion-restrictive states often rely on consumer digital data to investigate and prosecute individuals who provide, aid, or receive the procedure, even if conducted in states where abortion remains legal. In December 2023, Congress found that law enforcement agencies had been accessing patient prescription records through pharmacies without warrants, with most people unaware that their private data was being handed over to authorities (https://tinyurl.com/2eppfvap).

A digital reproductive health footprint can be easily accessed by law enforcement and lead to criminal charges. In one example from 2022, Meta received significant negative press after complying with a data request from a Nebraska police department for private Facebook messages between a mother and daughter, who were both subsequently convicted for felony crimes related to the alleged illegal termination of the daughter’s pregnancy (https://tinyurl.com/5dzny56t). In 2023, law enforcement in Idaho used geolocation data to track a patient’s visit to a Planned Parenthood in Oregon (https://tinyurl.com/y3vstk6h). Police in Mississippi and Indiana have similarly used text messages, as well as web searches about abortion and online abortion medication order details, as digital evidence against women facing criminal charges related to the end of their pregnancies (https://wapo.st/44aVYug). These examples illustrate a rising trend: even seemingly innocuous digital interactions (such as app usage, search histories and location data) can be weaponized to build a case against individuals seeking reproductive care.

Albertsons’ Privacy Policy falls short of best practices by failing to indicate that a warrant or subpoena is required before the Company will share customer data with law enforcement agencies.1 Without such an explicit requirement, Albertsons could be compelled, or even volunteer, to hand over sensitive health-related data on a lower standard of proof, undermining user trust and exposing customers and employees to legal jeopardy. Some public companies within the same or related industries as Albertsons have already incorporated stringent law enforcement response requirements into their privacy policies, including CVS (https://tinyurl.com/2u6fj5p5) as well as Amazon and its subsidiary Whole Foods (https://tinyurl.com/yc5uec3e), without negatively impacting their financial performance.

 _____________________________

1 The vague language of the Privacy Policy states, “We may also disclose specific information about our customers, guests, and patients if we have a good-faith belief that it’s necessary or authorized under the law or to protect our customers, the public, or our business” (https://bit.ly/3Z7wnRV).

Data collection. Customer information that Albertsons collects, and how it is used or shared with third parties, is governed by the Company’s Privacy Policy (https://bit.ly/3Z7wnRV) and additional documents. The 43-page Privacy Policy details numerous customer data collection points. Information that may be collected by Albertsons that could be of special interest to law enforcement includes:

●	Health-related information such as medical history, claims data, and prescription information
●	Any other personal information voluntarily provided
●	Unique identifiers and user behavioral information, such as geo-location, IP address, browser type, computer or mobile device, navigation and behavior from actions taken on the website
●	“Sensory information” such as audio recordings of customer service calls, visual recordings of consumers in stores, and
●	“Inferences Derived From Personal Data/Profiling” such as purchase preferences, interests, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes.

The Privacy Policy discloses that it is not set up to respond to “Do Not Track” browser settings that allow users to tell websites they do not wish to have their online activity tracked over time and across websites.

Adopting data privacy best practices. Albertsons could also adopt other emerging best practices in this area that are not explicitly mentioned in its Privacy Policy. These include notifying customers when law enforcement has requested their data (unless the request is accompanied by a binding gag order), and regularly publishing transparency reports detailing the number and type of data requests received by law enforcement agencies, and the Company’s compliance rate with them (see https://bit.ly/3y8J6ZU for links to best practice in this area). Such reports are now standard among privacy-forward companies and can serve as a powerful tool for building public trust. Albertsons may also look to the example of Interpublic Group Companies, which proactively assessed its policies and practices regarding reproductive health data near the time of the Dobbs decision. (https://tinyurl.com/mvrmfj2x). Absence of such policies and assessments may increase risk for Albertsons, both in terms of reputational harm and diminished consumer confidence in the Company’s handling of sensitive personal information.

4.	Political spending risk

Albertsons makes political contributions via its employee PAC. According to OpenSecrets.org, among its peers in the food processing and sales industry, Albertsons’ PAC was second only to Tysons in its giving in 2023-24, exceeding in volume that of several industry trade association PACs (https://bit.ly/43OefxO). It is unclear as to whether Albertsons makes political contributions from the corporate treasury due to lack of disclosure (the Company scores only 8.6/100 on the CPA-Zicklin Index, which rates the quality of the Russell 1000’s corporate political disclosures) (https://tinyurl.com/hy9xuhx4).

Corporate political contributions by their nature entail varying degrees of risk, not the least of which concerns reputation and brand risk (https://bit.ly/43nh5Ll and https://bit.ly/4kOfYKB). Particularly since the overturning of Roe v. Wade in June 2022, great attention has been focused on corporate contributions to politicians and political organizations working to undermine access to reproductive health care. Numerous news articles have been published, in-depth reports have been published (e.g., https://siinstitute.org/reports.html; https://bit.ly/4kOfYKB; https://bit.ly/4dGdmfn), and investors have filed numerous shareholder proposals addressing perceived misalignment between corporations’ stated support for women’s advancement and their support for anti-abortion forces.

Shareholders would benefit from more disclosure as to how Albertsons navigates actual and potential conflicts of interest between its interests as a pharmaceutical retailer and the making of contributions to persons and organizations who are working to reduce access to health care.

C. Clear and transparent policies are necessary to secure investor confidence.

The Proponent has filed this Proposal to encourage the adoption of clear and transparent policies that address the risks outlined above. Examples of such policies, across all discussed areas and demonstrated by peer companies in similar industries, are readily available.

This memo has already pointed shareholders to a resource with links to company best practices for data sharing, data collection, and law enforcement data information requests.

With respect to employee benefits, the #WhatAreYourReproBenefits database maintained by Rhia Ventures (https://bit.ly/4b0Ee6X) links to statements made by numerous companies about their commitment to support employees’ access to abortion. Over 1,000 companies have also joined the Don’t Ban Equality coalition of businesses committed to pushing back against abortion restrictions and providing employees with access to comprehensive reproductive health (https://bit.ly/3KMYnme).

With respect to state policies severely restricting access to reproductive health medications Walgreens, CVS, and Rite Aid and have stated their intentions regarding sales of mifepristone.

Regarding political spending transparency, companies that have implemented best practices are identified and ranked in the annual CPA-Zicklin Index of Corporate Political Disclosure and Accountability (https://bit.ly/3VyCRGE). AT&T and Cigna have recently produced political spending reports that have broken new ground by employing new metrics to measure alignment of spending with corporate values.

D. Complying with the requested report can increase shareholder value and would not be overly broad or burdensome.

The scope of research necessary to produce the requested report is proportional to the multiple, evolving risks Albertsons faces as state reproductive health laws shift rapidly.

To be clear, the Proponent is not seeking a detailed compendium of state restrictions, which are available elsewhere. Instead, the focus should be on laws and threatened restrictions relevant to Albertsons’ roles as employer, pharmaceutical retailer, and steward of customers’ sensitive healthcare transactions.

The greater risk to Albertsons is to continue to downplay and ignore the identified risks, and the negative signal this stance broadcasts to financial markets, employees, and consumers.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our Proposal. We urge you to vote YES on Proposal No. 6.

For questions, please contact Katie.Carter@pcusa.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO PRESBYTERIAN CHURCH (U.S.A.). TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Report on Risks of State Policies Restricting Reproductive Health Care

WHEREAS:

Comprehensive reproductive health care is essential for workers and their families, increases labor force participation, and boosts the economy. The lack of access to reproductive health care correlates with higher rates of poverty, maternal morbidity and mortality, and a reduction in the female labor force. These impacts disproportionately affect Black and Latina women (https://bit.ly/3YQkpfw). Women who cannot access abortion when needed are three times more likely to leave the workforce, and four times as likely to slip into poverty (https://bit.ly/37qrmMw).

Companies in the U.S. must navigate a patchwork of state laws regarding reproductive health care. Abortion is banned or heavily restricted in many states, including Idaho, where Albertsons is headquartered, and which has some of the most restrictive abortion laws in the country. Many of Albertson’s 137,000 female employees may face steep challenges in their ability to access reproductive healthcare. Nationwide, more than 171,000 patients traveled out of state to obtain abortion care in 2023 (https://bit.ly/3YlILfH).

Employers also bear the cost of restricted abortion access. One study estimates that bans may cost the U.S. as much as $68 billion annually, including $1.1 billion in Idaho, and the loss of 1.3% of its female workforce per year (https://bit.ly/4ele8gF).

Abortion bans discourage top talent from taking jobs in states with restrictions to care. A 2023 Morning Consult poll found that by a 2:1 margin, workers prefer to live in states where abortion is legal and accessible (https://bit.ly/4cqqrIA). Economists have found evidence suggesting that total abortion bans are causing significant population outflows since the overturn of Roe v. Wade (about 128,700 residents across 13 states), and the migrations appear to have grown stronger over time (https://bit.ly/3PLLjzS). Additionally, according to a 2022 Lean In survey, strong majorities of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access (https://bit.ly/48oc4mC) and 64 percent of Americans say employers should ensure employees access to reproductive health care (bit.ly/3nmzd2U).

Relatedly, Albertson’s operates 1,730 pharmacies in the U.S., but has repeatedly declined to clarify whether it will provide abortion medication to its customers where it is legal to do so.

RESOLVED:

Shareholders request the Board issue a public report, omitting confidential information and at reasonable expense, detailing any known costs to the company caused by state policies severely restricting reproductive rights or access to reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT:

Shareholders recommend that the report include evaluation of new laws and legislation severely restricting reproductive rights, and similar restrictive laws proposed or enacted in other states. In its discretion, the Board’s analysis may include any effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies such as any public policy advocacy by the company, related political contributions policies, and human resources or educational strategies.